Exhibit 99.1

Nebius Group N.V. announces first quarter 2025 financial results

Amsterdam, May 20, 2025 – Nebius Group N.V. (“Nebius Group”, the “Group” or the “Company”; NASDAQ: NBIS),(1) a leading AI infrastructure company, today announced its unaudited financial results for the first quarter ended March 31, 2025.

In Q1 2025, the Group’s revenue of $55.3 million increased 385% year over year, driven primarily by the core AI infrastructure business. Adjusted EBITDA loss in Q1 2025 was $62.6 million and net loss from continuing operations was $113.6 million.

The Company also today published an inaugural quarterly shareholder letter from founder and CEO Arkady Volozh, and an accompanying presentation with key business and financial updates. These items can be found on the Company’s investor relations site at group.nebius.com/investor-hub.

Q1 2025 Financial Highlights

Consolidated results (1), (2)

In USD $ millions	Three months ended March 31
	2024	2025	Change
Revenues	11.4	55.3	385%
Adjusted EBITDA / (loss)	(70.9)	(62.6)	-12%
Net loss from continuing operations	(80.5)	(113.6)	41%
Adjusted net loss	(77.6)	(92.5)	19%

Operating expenses

In USD $ millions	Three months ended March 31
	2024	2025	Change
Cost of revenues	8.9	29.5	231%
as a percentage of revenues	78%	53%
Product development	25.2	40.0	59%
as a percentage of revenues	221%	72%
Sales, general and administrative	51.3	66.1	29%
as a percentage of revenues	450%	120%
Depreciation and amortization	8.9	49.2	453%
as a percentage of revenues	78%	89%
Total operating costs and expenses	94.3	184.8	96%
as a percentage of revenues	827%	334%
Total share-based compensation expense	5.9	17.6	198%
as a percentage of operating expenses	6%	10%

Selected consolidated cash flow data

In USD $ millions	Three months ended March 31
	2024	2025	Change
Cash used in operating activities	(69.8)	(197.8)	183%
Puchases of property, plant and equipment	(58.9)	(544.0)	n/m

(1)	The following measures presented in this release are “non-GAAP financial measures”: Adjusted EBITDA / (loss) and Adjusted net loss. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.
(2)	Results include consolidated financial results of: Nebius, the core AI infrastructure business; Toloka, an AI development platform; TripleTen, an edtech service; and Avride, an autonomous vehicle platform.

Subsequent events

Toloka Investment from Bezos Expeditions

On May 7, 2025 Nebius Group N.V. announced a strategic investment in Toloka, its AI data solutions business, led by Bezos Expeditions with participation from Mikhail Parakhin, CTO of Shopify. The investment marks a pivotal step in Toloka’s evolution, and will enable the company to scale rapidly and sharpen its strategic focus amid accelerating global demand for reliable, high-quality AI data solutions.

Outstanding Shares; Equity Awards

The total number of shares issued and outstanding as of March 31, 2025 was 238,108,831, including 202,410,157 Class A shares and 35,698,674 Class B shares, and excluding 123,932,112 Class A shares held in treasury.

As of March 31, 2025, there were also outstanding employee share options to purchase up to an additional 1.2 million shares, at a weighted average exercise price of $40.00 per share, all of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering approximately 7.4 million shares, of which RSUs to acquire 0.3 million shares were fully vested. In addition, the Company has outstanding awards in respect of the Avride business for 6.8 million shares (representing approximately 17.0% of fully diluted shares in Avride), 2.3 million of which were fully vested.

Webcast information

Nebius Group’s management will hold an earnings webcast on May 20, 2025 at 8:00 AM (EDT) / 5:00 AM (PDT) / 2:00 PM (CET).

To access the webcast, please follow the link:
https://goldmansachs.zoom.us/webinar/register/WN_yvxosJvoTKihOOMdEJKFkw

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

The group also operates additional businesses under their own distinctive brands:

•	Avride – one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

•	TripleTen – a leading edtech player in the U.S. and certain other markets, re-skilling people for careers in tech;

Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka (to be deconsolidated) (1).

More information can be found at https://group.nebius.com.

(1)	Following the completion of the investment transaction for Toloka in Q2 2025, Nebius ceased to hold majority voting power in Toloka and will no longer include Toloka’s results in Nebius’ consolidated financial statements and will instead report its stake as equity method investment. The Toloka’s results for prior periods will be reclassified to discontinued operations starting Q2 2025.

FORWARD-LOOKING STATEMENTS

This press release contain forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our review of strategic options to accelerate growth, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. We also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this release is as of May 20, 2025, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, and (3) income/(loss) from equity method investments.

•	Adjusted net income/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, less (1) foreign exchange gains. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly certain share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income/(loss) from discontinued operations

We present Adjusted net loss excluding any effects of our discontinued operations.

Information on our discontinued operations is disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025.

Certain SBC expense

SBC (Stock-Based Compensation) is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled some RSU equity awards of our employees granted before 2022 in cash during 2024, a portion of stock-based compensaction expense for 2024 was included in Adjusted EBITDA/(loss).

Foreign exchange gains/(losses)

The functional currency of Nebius Group N.V. is the United States Dollar, which is also the Group’s current reporting currency. Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value of monetary assets and liabilities that are denominated in other currencies, as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies. Because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA/(loss), adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present Adjusted net income/(loss), Adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income/(loss) and Adjusted EBITDA/(loss) exclude certain expenses related to the restructuring and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

Nebius Group N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	March 31,
	2024*	2025
ASSETS
Cash and cash equivalents	2,449.6	1,447.0
Accounts receivable	13.1	24.3
Prepaid expenses	22.9	22.4
Restricted cash	0.6	80.6
VAT reclaimable	8.1	84.4
Other current assets	39.0	24.6
Total current assets	2,533.3	1,683.3
Property and equipment	847.0	1,334.1
Intangible assets	4.9	17.4
Operating lease right-of-use assets	45.0	250.3
Equity method investments	6.4	6.4
Investments in non-marketable equity securities	90.7	90.7
Deferred tax assets	7.8	8.9
Other non-current assets	13.5	45.4
Total non-current assets	1,015.3	1,753.2
TOTAL ASSETS	3,548.6	3,436.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	235.5	61.4
Debt, current portion	6.1	6.2
Income and non-income taxes payable	5.9	6.9
Deferred revenue	16.5	19.0
Total current liabilities	264.0	93.5
Operating lease liabilities	30.3	181.6
Other accrued liabilities	0.6	0.1
Total non-current liabilities	30.9	181.7
Total liabilities	294.9	275.2
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	9.2	9.2
Treasury shares at cost	(1,968.1)	(1,931.4)
Additional paid-in capital	2,016.7	1,996.0
Accumulated other comprehensive loss	(22.1)	(16.9)
Retained earnings	3,218.0	3,104.4
Total shareholders’ equity	3,253.7	3,161.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,548.6	3,436.5

* Derived from audited consolidated financial statements

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars)

	Three months ended March 31
	2024*	2025
Revenues	11.4	55.3
Operating costs and expenses:
Cost of revenues(1)	8.9	29.5
Product development(1)	25.2	40.0
Sales, general and administrative(1)	51.3	66.1
Depreciation and amortization	8.9	49.2
Total operating costs and expenses	94.3	184.8
Loss from operations	(82.9)	(129.5)
Interest income	0.4	8.6
Income/(loss) from equity method investments	—	0.1
Other income/(loss), net	(1.0)	8.1
Net loss before income taxes	(83.5)	(112.7)
Income tax expense/(benefit)	(3.0)	0.9
Net loss from continuing operations	(80.5)	(113.6)
Net loss from discontinued operations	(236.0)	—
Net loss	(316.5)	(113.6)

* Derived from audited consolidated financial statements

(1)            These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation.

Nebius Group N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

In USD $ millions	Three months ended March 31
	2024	2025	Change
Net loss	(316.5)	(113.6)	-64%
Add: net loss from discontinued operations	236.0	—	-100%
Net loss from continuing operations	(80.5)	(113.6)	41%
Add: depreciation and amortization	8.9	49.2	n/m
Add: one-off restructuring and other expenses	—	0.1	n/m
Add: certain SBC expense	3.1	17.6	n/m
Less: interest income	(0.4)	(8.6)	n/m
Less: (income) / loss from equity method investments	—	(0.1)	-100%
Less: other (income) / loss, net	1.0	(8.1)	n/m
Add: income tax expense/(benefit)	(3.0)	0.9	-130%
Adjusted EBITDA/(loss)	(70.9)	(62.6)	-12%

Reconciliation of Adjusted Net Income / (loss) to U.S. GAAP Net Income / (loss)

In USD $ millions	Three months ended March 31
	2024	2025	Change
Net loss	(316.5)	(113.6)	-64%
Add: Net loss from discontinued operations	236.0	—	-100%
Net loss from continuing operations	(80.5)	(113.6)	41%
Add: certain SBC expense	3.1	17.6	n/m
Less: foreign exchange (gains) / losses	(0.2)	3.6	n/m
Add: one-off restructuring and other expenses	—	0.1	n/m
Tax effect of adjustments	—	(0.2)	-100%
Adjusted net loss	(77.6)	(92.5)	19%

Contacts:

Investor Relations

askIR@nebius.com

Media Relations

media@nebius.com